As filed with the Securities and Exchange Commission on April 8, 2008	Registration Statement 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

PETRÓLEO BRASILEIRO S. A. - PETROBRAS
(Exact name of issuer of deposited securities as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Petróleo Brasileiro S.A. - PETROBRAS (New York Office)
570 Lexington Avenue, 43rd Floor
New York, New York 10022
Tel. No.: (212) 829-1517
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two common shares of Petróleo Brasileiro S.A. - PETROBRAS	750,000,000 American Depositary Shares	$0.05	$37,500,000	$1473
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a) (3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Petróleo Brasileiro S.A. - PETROBRAS is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement. Form of Amended and Restated Deposit Agreement among Petróleo Brasileiro S.A. - PETROBRAS, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)
Amendment to Deposit Agreement.  Form of Amendment to Deposit Agreement among Petróleo Brasileiro S.A. - PETROBRAS, the Depositary, and all holders from time to time of ADRs issued thereunder. Previously filed.

(a)(3)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 7, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMorgan Chase Bank, N.A., as Depositary

By:	/s/ Melinda L. VanLuit .
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Petróleo Brasileiro S.A. - PETROBRAS certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, Brazil on April 7, 2008.

Petróleo Brasileiro S.A. - PETROBRAS

By:	/s/ Daniel Lima De Oliveira .
Name:	Daniel Lima De Oliveira
Title:	Executive Manager, Financial Administration and Compliance

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, Each person whose signature appears below hereby constitutes and appoints J. S. Gabrielli de Azevedo and Almir Guilherme Barbassa, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	President of the Board of Directors	April , 2008
Dilma Vana Rousseff

/s/ J.S. Gabrielli de Azevedo	Chief Executive and Member of the Board of Directors	April 7, 2008
J. S. Gabrielli de Azevedo

	Member of the Board of Directors	April , 2008
Silas Rondeau Cavalcanti Silva

/s/ Guido Mantega .	Member of the Board of Directors	April 7, 2008
Guido Mantega

/s/ Francisco Roberto de Albuquerque	Member of the Board of Directors	April 7, 2008
Francisco Roberto de Albuquerque

/s/ Arthur Antonio Sendas .	Member of the Board of Directors	April 7, 2008
Arthur Antonio Sendas

/s/ Fabio Colletti Barbosa .	Member of the Board of Directors	April 7, 2008
Fabio Colletti Barbosa

/s/ Jorge Gerdau Johannpeter .	Member of the Board of Directors	April 7, 2008
Jorge Gerdau Johannpeter

/s/ Almir Guilherme Barbassa .	Chief Financial Officer	April 7, 2008
Almir Guilherme Barbassa

/s/ Marcos Antonio da Silva Menezes	Chief Accounting Officer	April 7, 2008
Marcos Antonio da Silva Menezes

/s/ Theodore Helms .	Authorized Representative in the United States	April 7, 2008
Theodore Helms

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification